Filed by Rentokil Initial plc published on March 3, 2022

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: March 3, 2022

The following is the 2021 Preliminary Earnings Webcast Presentation of Rentokil Initial plc published on March 3, 2022:

An excellent financial and operational performance in 2021. 3 March 2022 1

2 Rentokil - Terminix: Additional Information About The Proposed Transaction And Where To Find It Rentokil - Terminix: Additional Information About The Proposed Transaction And Where To Find It In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc . (“Terminix”), Rentokil will file with the U . S . Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4 , which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil . Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction . The definitive proxy statement/prospectus will be sent to the shareholders of Terminix . Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders . This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS . The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www . sec . gov . In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors . terminix . com, upon written request delivered to Terminix at 150 Peabody Pl . , Memphis, TN 38103 , USA, Attention : Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at + 1 901 - 597 - 1400 or by email at deidre . richardson@terminix . com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https : //www . r entokil - initial . com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH 10 9 PY, England, Attention : Katharine Rycroft, or by calling Rentokil by telephone at + 44 (0) 7811 270734 or by email at katharine . rycroft@rentokil - initial . com . The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication . This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . Participants in the Solicitation of Proxies This communication is not a solicitation of proxies in connection with the proposed transaction . However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information about Terminix’s directors and executive officers may be found on its website at corporate . terminix . com/responsibility/corporate - governance and in its 2020 Annual Report on Form 10 - K filed with the SEC on February 26 , 2021 , available at investors . terminix . com and www . sec . gov . Information about Rentokil’s directors and executive officers may be found on its website at https : //www . r entokil - initial . com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31 , 2021 , available on its website at https : //www . r entokil - initial . com . The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication . These documents can be obtained free of charge from the sources indicated above . Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available . Information Regarding Forward - Looking Statements This communication contains forward - looking statements as that term is defined in Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended by the Private Securities Litigation Reform Act of 1995 . Forward - looking statements can sometimes be identified by the use of forward - looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward - looking statements include such identifying words . Forward - looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements . We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward - looking statements . Important factors that could cause actual results to differ materially from such plans, estimates or expectations include : a condition to the closing of the proposed transaction may not be satisfied ; the occurrence of any event that can give rise to termination of the proposed transaction ; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated ; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction ; Rentokil is unable to promptly and effectively integrate Terminix’s businesses ; management’s time and attention is diverted on transaction related issues ; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships ; the credit ratings of Rentokil declines following the proposed transaction ; legal proceedings are instituted against Terminix or Rentokil ; Terminix or Rentokil is unable to retain or hire key personnel ; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results ; evolving legal, regulatory and tax regimes ; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man - made disasters, civil unrest, pandemics (e . g . , the coronavirus (COVID - 19 ) pandemic (the “COVID - 19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U . S . or U . K . administration ; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber - attack, power loss, telecommunications failure or other natural or man - made event, including the ability to function remotely during long - term disruptions such as the COVID - 19 pandemic ; the impact of public health crises, such as pandemics (including the COVID - 19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies ; actions by third parties, including government agencies ; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations ; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions ; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar . co . uk/uk/NSM ; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward - Looking Statements” sections in Terminix’s reports filed with the SEC . These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular . While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . Unlisted factors may present significant additional obstacles to the realization of forward - looking statements . We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward - looking statements contained in this communication . Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof . Nothing in this presentation should be construed as a profit estimate or profit forecast . No statement in this presentation, including statements that the transaction is accretive to earnings per share, or enhancing to operating margins should be interpreted to mean that earnings per share or operating margins of Rentokil Initial or Terminix for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of Rentokil Initial or Terminix . Completion of the transaction is subject to the satisfaction of several conditions as more fully described in this presentation . Consequently, there can be no certainty that the completion of the transaction will be forthcoming . Certain figures contained in this presentation, including financial information, have been subject to rounding adjustments . Accordingly, in certain instances, the sum or percentage change of the numbers contained in this presentation may not conform precisely with the total figure given . Except as explicitly stated in this presentation, none of the contents of Rentokil Initial’s or Terminix’s websites, nor any website accessible by hyperlinks on Rentokil Initial’s or Terminix’s websites, is incorporated in or forms part of, this presentation . Unless otherwise stated: financial information relating to Rentokil Initial has been extracted or derived from the audited results for the twelve months ended 31 December 2021 (prepared in accordance with IFRS); and financial information relating to Terminix has been extracted or derived from the audited results for the twelve months ended 31 December 2021 (prepared in accordance with US GAAP). The unaudited combined pro forma financial information is for information purposes only and is not intended to represent or be indicative of Rentokil Initial’s or Terminix’s financial position or results of operations that Rentokil Initial or Terminix would have reported had the pro forma adjustments not been made and is not necessarily indicative of Rentokil Initial’s or Terminix’s future financial position or results of operations.

Highlights Preliminary Results 2021 Andy Ransom Chief Executive 3

2021 | Highlights – Financials Excellent performance in revenue, profit & cash, underlining the strength in our core businesses. +9.8% +19.5% 107.3% Ongoing Revenue Growth of +9.8% to £3,063.5m. Organic Revenue Growth of +7.5% (excl. disinfection). +18.6% in Pest Control (Organic: +8.1%). +8.2% in Core Hygiene (Organic +7.4%). Ongoing Operating Profit Growth in 2021 of 19.5% to £458.7m. Group net margin increase of 130 bps to 15.0%. 17.3% increase in Adjusted profit before tax of £416.5m, statutory profit before tax up 41.5% to £325.1m at AER. Free Cash Flow of £326.5m. 107.3% cash conversion. Cash spend on 52 acquisitions in 2021 (and EPS) of £463.1m. Net debt of £1,284.7m, +£269.4m. Net Debt to EBITDA Ratio of 1.96x (as at 31 December). 4 At CER unless otherwise stated

2021 | Highlights – Operational Execution Continued strong progress in Employer of Choice, digital and innovation 52% 58% 85.3% 52% increase in job applications through our Career Portal to c.17,000. 12,000 vacancies filled. New Career+ tool generated 15,000 job applications from 64,000 job shares on social media. 5 58% growth in PestConnect with 87,000 units installed in 2021. c.235,000 units in c.13,000 sites in total. New Technology Centre opened in UK. Customer retention up to 85.3% (2020: 84.5%).

2021 | Highlights – M&A

2021 cash spend on M&A of £463.1m* in line with £450m-£500m H2 guidance.

52 Businesses acquired in 2021.

52 businesses acquired in 2021.
48 deals in Pest Control, 4 in Hygiene & Wellbeing.
Total annualised revenues of £146.6m for businesses acquired in 2021.
Strong pipeline of 'bolt-on' acquisitions: 2022 target spend of around £250m.

Terminix Compelling industrial and financial logic.

Compelling industrial and financial logic.
Excellent response from customers and colleagues.
Acquisition of Terminix's network – building density in 300+ towns and cities across the US.
Joint integration planning well advanced.
Synergies of at least US$150m (£113m).
Regulatory process underway.
On track to complete in H2 2022.

* Includes EPS pest control acquisition in December 2020

6

Financial & Regional Revie w Preliminary Results 2021 Stuart Ingall - Tombs Chief Financial Officer

Financial highlights FY 2021 £ million Δ AER Δ CER AER CER Ongoing Revenue* 2 , 953.9 3 , 063.5 5.9% 9.8% Ongoing Operating Profit* 441.5 458.7 15.0% 19.5% Net Operating Margins 15.0% Adjusted profit before tax* 416.5 433.6 17.3% 22.1% Free Cash Flow 326.5 Adjusted EPS 18.07p 18.81p 17.6% 22.4% Dividend per share 6.39p 18.1% *Ongoing Revenue and Ongoing Operating Profit exclude the results of disposed businesses. Ongoing Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. **Adjusted cash flow conversion on a trailing 12 - month basis ***as at 31 December 2021 Revenue £3,06 3 .5m +9.8%, demonstrating strong momentum in our core businesses Profit £458.7m Cash £326.5m Representing cash conversion** of 107.3%, over 100% for 2 nd consecutive year +19.5%, reflecting resumption of our high - quality service model and associated revenue and bad debt provision releases FY Dividend 6.39p Based on strength of performance in 2021 and outlook for 2022 and beyond Net Debt / E BI T D A * * * 1.96x 8 Following acquisition spend and 2021 dividend payments

North America

Rentokil Initial

Ongoing Revenue growth	**+14.2%**
Organic Revenue growth*	**+8.9%**
Ongoing Operating Profit growth	**+8.7%**

	2021	Growth
Ongoing Revenue	£1,375.0m	+14.2%
Ongoing Operating Profit	£230.2m	+8.7%
Net Operating Margin**	16.7%	-90 bps

*Excluding disinfection. Including disinfection: +1.6%
**2021 margins benefiting by 20 bps, reflecting change in revenue recognition policy in our Target distribution business

Total Pest Control revenues +24.3% (8.9% Organic), Pest Services +22.3%

- Commercial Pest +21%, aided by good volumes across most markets
- Residential Pest +31%, benefiting from work from home business environment and strong contribution from Environmental Pest Service acquisition

Significant unwind in disinfection revenues (H1: £64.3m, H2: £2.7m)

8.7% growth in Ongoing Operating Profit, reflecting core businesses revenue growth but offset by disinfection unwind

Net Operating Margin of 16.7%, reflecting core businesses momentum, cost savings and benefits of Best of Breed Programme, offset by lower contribution from disinfection

17 acquisitions in 2021, with combined annualised revenues of c.£72m

Little change in customer termination rates, and within normal ranges

Inflationary pressures substantially passed on through efficiencies and APIs, in line with normal practice

Strong performance in 2021...on track to reach 18% margins by end 2022

9

North America cont'd


2019
2020
2021
2022
STATUS
Infrastructure
All data in Google Cloud Platform
100%
Standard operating system
100%
Service
RI Smartphone Service App
50%
100%
RI Territory Management Tool
50%
100%
RI Service Scheduling Tool
50%
100%
Sales
RI Sales Prospect Management
50%
100%
RI Sales Price, Quote, Contract
75%
100%
Customer
RI Website (v4)
50%
100%
MyRentokil Customer Portal
100%
e-Bill / e-Pay solution
90%
100%
PestConnect connected devices
75%
100%
Acquisitions

IT re-platforming programme focused on delivering a standard modern technology platform to support efficient and unified operating model across the business.

Having data and operations in one place delivers cost benefits through reduced back - office costs and more effective management.

Modern cloud platform also critically allows deployment of Group applications across North America, in key areas of service, sales and customer communications.

Acquisitions migrated at pace to the platform to achieve planned benefits of business consolidation.

Cost savings benefits associated with standard operating procedures will flow through on project completion.

A major step forward for our North America business

10

North America core IT re-platforming complete

Successful migration of multiple legacy systems onto one core operating platform

Rentokil Initial

- ✓ **Service planning & route optimisation now performed in one core system**
  - ✓ Standard customer notifications and ability for customers to rearrange service visit using optimised 'best fit' scheduling functionality
- ✓ **New Customer Contact Management system deployed to all Customer Service Agents - across single unified-comms platform**
- ✓ **Standard smartphone Apps supporting Service Technicians in the field**
- ✓ **Standard Residential customer Sales App** with straight through processing delivering back office administration benefits
- ✓ **myRentokil customer portal available for customers**
- ✓ **System architecture & infrastructure now in place to support deployment of PestConnect**
- ✓ **Integration of recent acquisitions on target for mid 2022** incl. EPS and Florida Pest Control
- ✓ **Cost savings benefits associated with standard operating procedures will flow through**


Front line Colleague
Back Office Colleague
Customers
IoT Cloud Platform
Internet Gateway
Customer Site

One operating platform

Enhanced process standardisation, digital deployment, sales productivity, field service and scheduling optimisation

11

Europe

Rentokil Initial

Ongoing Revenue growth	**+3.9%**
Organic Revenue growth*	**+4.8%**
Ongoing Operating Profit growth	**+9.9%**

	2021	Growth
Ongoing Revenue	£749.2m	+3.9%
Ongoing Operating Profit	£144.0m	+9.9%
Net Operating Margin	19.2%	+100 bps

* Excluding disinfection. Including disinfection: +2.0%

Ongoing Revenue +3.9%, reflecting improvements in France (+3.8%), southern Europe (+6.9%) and Latin America (+15.0%)

Core categories performing well, despite ongoing disruption from lockdowns and intermittent restrictions

- Pest Control +11.8%, Hygiene (ex. disinfection) +4.4%

9.9% growth in Ongoing Operating Profit (France +13.9%, southern Europe +41.2% and Latin America +30.9%)

100 basis points improvement in Net Operating Margins to 19.2%

12 businesses acquired in 2021 - seven in Europe and five in Latin America, with annualised revenues of c.£29m

No evidence of increased customer insolvencies across Europe and Latin America, currently below 2019 rates

Higher inflation than in previous years (fuel, paper, labour) but passed on through APIs to Pest and Workwear customers. Some lagging in Hygiene contracts due to variable demand for consumables (included within standard contracts)

An encouraging regional performance in 2021
Organic growth of 4.8%, excluding disinfection services

12

UK & Rest of World

Rentokil Initial

Ongoing Revenue growth	**+10.8%**
Organic Revenue growth*	**+10.7%**
Ongoing Operating Profit growth	**+48.2%**

	2021	Growth
Ongoing Revenue	£488.0m	+10.8%
Ongoing Operating Profit	£121.2m	+48.2%
Net Operating Margin	24.8%	+620 bps

* Excluding disinfection. Including disinfection: +7.7%

Revenue +10.8% (+10.7% Organic): strong rebound in the UK as restrictions ease, robust performance from ROW

- UK & Ireland Pest and Hygiene (ex. disinfection) +6.2% and +19.6%
- ROW Pest and Hygiene (ex. disinfection) +19.1% and +7.5%

Ongoing Operating Profit +48.2% in 2021, reflecting stronger trading and also supported by the release of revenue and bad debt provisions of £14m as a result of further improvements in service levels and cash collections

620 basis points increase in Net Operating Margins to 24.8%, reflecting higher revenues and provisions releases (which contributed a 220 basis points improvement) described above

Nine acquisitions completed in the year, with combined annualised revenues of c.£49m, including the transaction with Boecker, a leading pest control and environmental health business in the Middle East

No significant increase in bad debt and customer insolvencies

Wage and product inflation mitigated by service restructures and APIs

A strong rebound in performance from UK operations
ROW impacted by continued country lockdowns

13

Asia

Rentokil Initial

Ongoing Revenue growth	**+5.0%**
Organic Revenue growth*	**+4.1%**
Ongoing Operating Profit growth	**-0.1%**

	2021	Growth
Ongoing Revenue	£254.0m	+5.0%
Ongoing Operating Profit	£26.8m	-0.1%
Net Operating Margin	10.6%	-50 bps

* Excluding disinfection. Including disinfection: +4.7%

Improving regional performance, +5.0% growth in regional Ongoing Revenue, +4.1% Organic

Recovery held back by difficult trading conditions and lockdowns in Malaysia, Indonesia, Vietnam and Thailand. China reopening at a faster pace

Ongoing Operating Profit flat at £26.8m (-0.1%), reflecting impact of £2.0m reduction in government support provided across Asia markets in H2, **50 basis points decline in Net Operating Margins to 10.6%**

Five small pest control businesses acquired in 2021, with annualised revenues of c.£3.0m

Negative impact on profit of £1.3m from bad debts and customer insolvencies in Indonesia

Normal annual price increases for customers trading well, more difficult for those facing ongoing challenging conditions from COVID-19 pandemic

A robust performance,
despite significant regional country differences due to pandemic-related challenges

14

Pacific

Rentokil Initial

Ongoing Revenue growth	**+8.7%**
Organic Revenue growth*	**+6.7%**
Ongoing Operating Profit growth	**+9.9%**

	2021	Growth
Ongoing Revenue	£192.8m	+8.7%
Ongoing Operating Profit	£38.0m	+9.9%
Net Operating Margin	19.7%	+20 bps

* Excluding disinfection. Including disinfection: +6.3%

Robust performance in Australia despite intermittent lockdowns, weaker in New Zealand reflecting tight restrictions: 8.7% growth in Ongoing Revenue and encouraging organic growth levels

- Pest Control +10.3%, aided by strong commercial demand
- Hygiene +8.7% (ex. disinfection): core service provision recovering well despite temporary customer site closures in H2
- Ambius +4.0%

Regional Ongoing Operating Profit +9.9%

20 basis points improvement in Net Operating Margins to 19.7%

Six small Pest Control businesses and three Hygiene businesses acquired in 2021, with annualised revenues of c.£7.0m

Minimal bad debt from suspended portfolio customers, no spikes in insolvencies despite government subsidies scaling back

Some wage inflation pressure amid rising labour demand, but mitigated through standard price increases

Good recovery from all core businesses in 2021

15

Focus on pricing 16 Higher cost inflation than recent years – but we are well positioned to respond Majority of our commercial customers on evergreen rolling contracts with automatic annual price increases passed through on the anniversary of contract inception APIs therefore implemented every month, and every day of the week across most of our regions More difficult in parts of Asia where customers have a lower propensity to accept increases – part cultural, part structure. Although a work in progress, process is improving APIs not designed to enhance margins, rather to mitigate inflationary cost increases, including fuel, labour, paper and consumables 2021 inflationary increases in NA, Europe, UK & ROW and Pacific substantially passed on through APIs and service restructures. More difficult in Asia as customers remain impacted by ongoing COVID - 19 related challenges Remain confident in passing on pricing increases throughout 2022 to further counter inflation

£ million @AER 2021 2020 Adjusted Operating Profit 441.5 384.0 One - off items – Operating (20.7) (7.7) Depreciation 223.6 228.8 Other 9.7 11.1 EBITDA 654.1 616.2 Working capital 23.4 20.2 Movement on provisions (4.6) 4.6 Capex – net additions and disposals (152.5) (146.2) Capital element of lease payments (88.1) (82.8) Operating Cash Flow – continuing operations 432.3 412.0 Operating Cash Flow Operating Cash Flow of £432.3m for continuing operations driven by a £57.5m increase in Adjusted Operating Profit, offset by higher capex and one - off items 17

Operating Cash Flow cont'd

Rentokil Initial

£ million	2021	2020
Operating Cash Flow – continuing	**432.3**	**412.0**
Cash interest	(36.4)	(41.0)
Cash tax	(68.9)	(64.4)
Special pension contributions	(0.5)	(0.5)
Free Cash Flow – continuing	**326.5**	**306.1**
Net acquisitions & disposals	(463.1)	(192.5)
Dividends	(138.7)	-
Cash outflow on settlement of debt related FX forward contracts	(19.1)	(23.7)
Net investment in term deposits	170.6	(170.5)
Proceeds/(repayments) and other debt related cash flows	(161.9)	362.6
Acquisition of shares from non-controlling interest & Other	(9.3)	(2.6)
Net (decrease)/increase in cash and cash equivalents	**(295.0)**	**279.4**
Cash and cash equivalents at beginning of the year	550.8	273.9
Exchange losses on cash and cash equivalents	(13.9)	(2.5)
Cash and cash equivalents at end of the financial year	241.9	550.8

Interest payments of £36.4m, were £4.6m lower than in 2020. Cash tax payments of £68.9m were £4.5m higher than in the prior year, reflecting higher Group profit

The full year impact of trading, as well as additional measures, resulted in Free Cash Flow delivery of £326.5m (2020: £306.1m)

On 7 July 2021, the remaining €175m outstanding under the €350m bond due 7 October 2021 was repaid using cash on the balance sheet following the €600m bond issuance in 2020

A £463.1m spend on M&A and resumption of dividends drove a £295m decrease in cash & cash equivalents

18

Balance Sheet £ million 202 1 202 0 Net (decrease)/increase in cash and cash equivalents (295.0) 279. 4 Net debt related cash flows 19. 8 ( 168 . 4 ) IFRS 16 liability movement (1.5) 9 .9 Net debt acquired (12.2) ( 7 . 1 ) Foreign exchange translation and other items 19. 5 ( 56 . 1 ) (Increase)/decrease in net debt (269.4) 57 .7 Opening net debt ( 1 , 015.3 ) ( 1,073 . 0 ) Closing net debt ( 1 , 284.7 ) ( 1 , 015.3 ) • S&P affirmation in December of BBB credit rating 19 Cash on acquisitions of £ 463 . 1 m and dividends of £ 138 . 7 m contributed to an underlying increase in net debt of £288.9m. Favourable FX and other items of £19.5m primarily due to strengthening of sterling against euro and dollar, have led to an overall increase in net debt of £269.4m at £1,284.7m • Pro forma net debt to EBITDA ratio of 1.96x at 31 December 2021 (30 June 2021: 1.67x) • Liquidity headroom in excess of £780m at 31 December 2021, including £550m of undrawn RCF, with a maturity date of August 2025 • On 14 December 2021, the Group announced a committed bridge facility for up to $2.7bn to support the acquisition of Terminix. Facility refinanced on 11 February 2022 with a $700m three - year term loan provided by 15 banks and a $2bn bridge facility provided by eight banks • RCF amended, extended and increased to $1bn, to take effect on or before completion of Terminix acquisition at which point the maturity of the RCF will be 2027 plus two one - year extension options

Technical guidance and outlook for 2022* • Medium - term growth targets : Ongoing Revenue growth 6% to 9% (4% to 5% Organic), Ongoing Operating Profit 10%+, Free Cash Flow conversion c.90%; • Restructuring costs c.£10m; • Central and regional overheads £10m to £15m higher than 2021, principally reflecting transfer of supply chain costs from Europe to central overheads and inflationary pressures in 2022; • P&L interest costs c.£36m, cash interest costs c.£33m (at AER); • Estimated Adjusted Effective Tax Rate 21% to 22%; • Share of Profits from Associates in line with 2021, dividend from Japanese associate of c.£3.6m; and • Negative impact of FX within range of £0m to £5m. Cash Flow 20 P&L • Neutral working capital; • Capex £270m to £290m, reflecting more normal pattern of spend as we exit the pandemic; • Cash interest c.£33m; cash tax payments £75m - £85m; • Expect to receive remainder of pre - tax surplus from UK pension scheme buy - out of c.£18m in Q4 2022 (£13m received in 2020); and • Anticipated spend on M&A in 2022 (not including the acquisition of Terminix) of around £250m. *Restructuring costs, central and regional overheads, interest costs, foreign exchange, capex, cash interest and cash tax do not include any impact of the transaction with Terminix Outlook The business is performing in line with our expectations, resulting from organic growth delivery and the flow through of revenues from our excellent M&A performance in 2021. Although we will lap strong disinfection revenues in H1 and will have to contend with ongoing macro - economic uncertainty, we expect the Group to deliver good operational and financial progress in the coming year.

2021 summary 21 x +9.8% growth in Ongoing Revenue (vs. target 6% to 9%) despite ongoing market challenges in some of our regions x +7.5% Organic growth in core business, our highest rate in over a decade x +19.5% increase in Ongoing Operating Profit, considerably in excess of target 10%+ x £326.5m Free Cash Flow, 107.3% conversion, and over 100% for second consecutive year x An outstanding year for M&A: 52 businesses acquired for cash spend of £463.1m x Merger agreement with Terminix to create a global leader in pest control and the No. 1 in North America x Recommended final dividend of 4.30p, to bring total dividend for 2021 to 6.39p, an increase of 18.1% An excellent performance in 2021, with a combination of above - target revenue, profit and cash and disciplined execution of M&A

Executing our S trategy. Preliminary Results 2021 Andy Ransom Chief Executive 22

Our Operating Model

Multiple growth levers incl. people, retention and pricing.

Rentokil Initial

ESG: We have made a **good start on our journey to net zero by 2040.** Vehicle migration to ultra-low emissions fleet underway. First operations now using renewable energy. 750,000 **fluorescent** tubes removed from the waste stream, by using LED lamps in Lumnia. 10 tonnes of plastic saved by changes in our packaging. See appendix for latest accreditations.

Shareholder value: In 2021, we continued to deliver strong returns for investors with the RTO share price up 15% and ahead of the FTSE100 for the 7th year. Recommended final dividend of 4.30p per share: full year dividend of 6.39p per share, an increase of 18.1%.

Digital sales channels: 38% of contact with UK pest control prospects / customers in 2021 was via our digital channels. Chatbots are incredibly popular with prospects, with 92% of sales enquiries received via our chatbots coming from new customers. 56% of total chatbot interactions coming outside of "normal working hours".



ESG
PEOPLE
CUSTOMERS
GROWTH
PROFIT & MARGINS
CAPITAL ALLOCATION MODEL & RETURNS
Operating Model
Impact on society
Employer of Choice
Health & Safety
Great service
Customer retention
Organic Revenue growth
New Business
Additional services to customers
Price
Innovation & Digital
Density
Low-cost model
Profit growth
Cash
M&A
Dividend
Shareholder value

Retention in the mid-80s.
Career+ generated 15,000 applications via 64,000 social media job shares. **500** courses created in-house. **4.3m** training content views online. High levels of Engagement and Enablement. Colleague NPS **+44** (+11 in 2015).

World Class Safety: High levels of colleague safety – achieving our target LTA rate of **0.38 per 100,000 hours worked** and Working Days Lost **<10 days per 100,000 hours worked.** ROSPA Gold Award.

Customer service: Trustpilot review scores remain very strong. 12,000 '5-stars' for Rentokil (90% **'excellent'**) and Initial (94% **'excellent'**). Customer Retention +0.8%.

23

Rentokil Pest Control 24

Rentokil Pest Control | 2021 Strong growth in 2021 – combination of organic growth and M&A Pest Control is a non - discretionary service. Global market is worth around $22bn p.a. and continues to grow at 4.5% to 5%+ per annum. Every region continues to grow its per capita spend on pest control. Building density: 48 acquisitions adding £204.3m annualised revenues. 5 - year average Net Operating Margin: 17.9%. Strong performance FY 2021 @CER Ongoing Revenue: £2,020 . 0m + 18.6% Organic Growth: + 8.1% Ongoing Operating Profit: £375. 8 m + 33.4% 1 6 40 2 1 40 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 £1,365m £1,529m £896m £1,703.9m £1,696m 140 640 1140 Pest Control Ongoing Revenue £789m £2,020.0m 8 Year REVENUE CAGR 13.5% £1,134m 25

Proprietary Innovation

Differentiation and Setting New Standards

Rentokil Initial

PestConnect success - providing customers with a complete remote pest detection solution and full traceability.

c. 87,000 PestConnect units added in 2021.
c. 235,000 units now in the field.
c. 15m messages per day across our network.
c. 22bn lines of data in Command Centre.

Proprietary secure network - we do not use our customer's own wifi networks. Achieved ISO27001 for information security in digital pest control in 2021.

Continuing to innovate - expanding our range of connected devices eg Crawl Connect set for field trials in 2022 (connected device for crawling insects).

Target: c.25% of commercial customers with PestConnect by 2026

THE QUEEN'S AWARDS FOR ENTERPRISE: INNOVATION

PestConnect units in the field



2019	2020	2021
c.80,000	c.150,000	c.235,000

58% increase year on year

Pest Control Organic Growth Target: 4.5% - 6.5% over the medium term.

26

Proprietary Innovation

Differentiation and Setting New Standards

Rentokil Initial

Lumnia Insect Light Traps: The value of continuous innovation and product development.

89,000 units installed in 2021 - 65% increase year on year. c.260,000 units now in customer premises.

5 products launched since 2017 - meeting different needs of customers.

Illustration: Sustainable Innovation
c.750,000 **fluorescent** tubes (includes mercury) removed from the waste stream. LEDs reduce energy usage and so emissions by 62%*, saving around 26,600 tonnes of CO_2 for our customers.

PlanetMark

Launch Date	2017	2018	2019	2020	2021	Total
Lumnia Standard	✓	✓	✓	✓	✓	147,500
Lumnia Compact		✓	✓	✓	✓	63,200
Lumnia Ultimate		✓	✓	✓	✓	39,700
Lumnia Slim				✓	✓	8,200
Lumnia Suspended				✓	✓	1,300
Total						**c.260,000**

65% increase year on year



Leading the drive in sustainable innovation for customers.

* Measured by PlanetMark, versus traditional units.

27

Proprietary Innovation New Technology and AI Partnership with Vodafone Joining forces to develop the next generation of connected products for use in pest management. Technology is central to our roadmap, starting with connected devices to improve efficiency and enhance customer service and supporting our evolution from infestation response to pest prevention. With Vodafone we have begun trials which widens the scope of pest control - including the use of HD miniature cameras, delivering video and still imagery, together with analytics through the use of AI to provide entirely new monitoring capabilities and insights. Imagery and videos are analysed in Vodafone’s IoT App - Invent platform - in real time - and integrated into our own systems. Vodafone provides the global connectivity and AI analysis; Rentokil the global pest knowledge. Next - generation pest control pilots, include: Use of cameras to track the movement of rodents in pilot customer sites; cameras and AI fitted in The Power Centre to support R&D into rodent behaviour. Thousands of images and videos have already been fed into the Vodafone AI App successfully. 28

Pest Control M&A Excellent M&A in 2021 Significant growth opportunity in Pest Control. Acquisitions are a core part to our Pest Control growth strategy, enabling us to build density. 48 pest control companies acquired in 2021 with revenues of £142m - building on our track record of delivery. c.200 deals since 1 January 2016 with acquired revenues of nearly £800m. We have the network, know - how and proven acquisition model - and with a deep understanding of density. ‘Cities of the Future’ focus – where we expect to grow at higher levels locally. Pipeline of opportunities – in both Growth and Emerging markets remains strong and we are confident of further delivery of high - quality acquisitions in 2022. North America (IRR target 12%) and Rest of World (IRR target 13% - 15%). Pest Control category # deals and annualised revenues @ CER 122 12 9 8 5 35 33 4 2 30 21 4 8 2016 2017 2 0 18 2 0 19 2020 2 0 21 29 Where RI has presence Organic growth and additional M&A to take market share above 15% in 125 of the Top 250 cities Where RI has no presence M&A and build density in 27 of the Top 250 cities identified Cities of the future 16 6 14 2 15 0

Initial Hygiene 30

Initial Hygiene | 2021 Strong growth in 2021 – combination of organic growth and M&A Initial has an unrivalled global position in core Hygiene services – operating in 67 markets and has 22 market - leading positions. Core Hygiene organic growth driven by strong performances in UK +22.7%, France +7.1%, South Africa +7.7% and Australia +10.1%. Core Hygiene profit growth up strongly year on year. Overall Hygiene profit decline of 18.3% reflects expected reduction in disinfection services. Equivalent Hygiene & Wellbeing revenues in 2021: £731m (please see appendix for new category breakdown). Strong performance FY 2021 @CER £555. 6 m Ongoing Revenue: Organic Growth: Ongoing Operating Profit*: £141. 2 m + 8.2% + 7.4% - 18.3% 2 0 00 2 5 00 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 £413m £512m £363m £514m £539m 0 500 1000 1500 Core Hygiene Ongoing Revenue £348m £556m 8 YEAR REVENUE CAGR 6.2% 31 £383m * Including disinfection

Initial Hygiene Core washrooms expected to deliver c.50% of target. New H&W category would have delivered ~7% organic growth in 2021, ~60% from core washrooms. Inside the Washroom – existing customers Over the medium term from 2022 we will deliver 4% - 6 % organic growth on the enlarged H&W category (excludes Disinfection) . Selling more to existing customers by meeting their ‘new’ hygiene needs, eg: • High performance air care • Sustainable washrooms • Smart digital washrooms innovation • No touch range 32 Increasing customer demand for no - touch products: • No - touch feminine hygiene units: +18% • No - touch hand towels: +11.7% • No - touch foam handwash: +41.6% • No - touch non - alcoholic hand sanitiser: +39.7%. Sustainable Hygiene: More than 200,000 hygiene units refurbished over 4 years; environmentally friendly soaps and papers with accreditation now in place (Ecolabel, EU Flower, Nordic Swan); reducing use of plastics in FHU bags and packaging – reducing thicknesses (significant reductions by 2025). Programme to reduce battery consumption.

Initial Hygiene

Outside the Washroom: Premises Hygiene and Enhanced Environments

Rentokil Initial

September 2021 - the WHO launched new guidelines on internal air quality, providing clear evidence of the damage air pollution inflicts on human health and recommend new air quality levels to protect the health of populations, by reducing levels of key air pollutants.

We have been actively marketing air purification:

- VIRUSKILLER™ being sold to a range of customers from car showrooms & hotels to offices & venues. Triple filter Internal Reaction Chamber (UV light).
- InspireAir 72 is a mobile air purifier using HEPA 13 filter materials to provide cleaner air to cost sensitive customers, contributing to margin growth.

In 2021, we installed over 11,000 units into customer sites. 13,800 units in total to date, across 31 countries, generating revenues of c.£9m.

During the year, we also launched an indoor air quality monitoring pilots in Singapore and Hong Kong with reporting and on-site monitors to provide assurance for customers and their guests / employees.



Bring clean air into your business with our VIRUSKILLER™ range.
VIRUSKILLER™ technology creates Coronavirus-free* air following a single pass through the unit.
Hextio
VK 401
Wall mounted unit, perfect for washrooms and other medium sized spaces.
VK 102
All VIRUSKILLER™ units have the following features:
How VIRUSKILLER™ works
Triple Filtration Process
Reactor Chamber

Strong growth in air purification services.

33

Initial Hygiene

Outside the Washroom – trusted brand

Working alongside **TennisAustralia** to provide protection from airborne viruses and bacteria to players, staff, and spectators as the **Official Hygiene Partner** of the Australian Open in 2021 and 2022 – including the use of 70 VirusKiller air purification units and 800 hand sanitisers and antibacterial wipe stations.

Working alongside **The 02** as its official **Specialist Hygiene Services Partner**, we provide a range of hygiene products and services including VirusKiller air purifiers – both inside and outside the washroom - to help ensure hygiene best practice is followed at this world famous venue.



AO | Initial
ROD LAVER ARENA
Initial
Get up and Over It
99.9999%
101

34

Protect & Enhance 35

Focus on Quality and Service FY 2021 @CER Ongoing Revenue: £365. 6 m + 5.6% Organic Revenue: + 4.9% Ongoing Operating Profit: £43.2m + 36.8% France Workwear Ongoing Revenue: £178.1m +1.9%. Ambius Ongoing Revenue: £141.3m +7.3%. Other (property care, dental waste) Ongoing Revenue: £46.2m +16.1%. Our garments operation back to 2019 levels: New business sales above 2019 (+0.6%); new software added to entire fleet - promoting eco - driving and saving 7% of fuel consumption; new sensors installed in three of our laundries - allowing us to monitor gas and water consumption (all laundries quipped by 2023); and recycled 435 tonnes of linen – c.96% of garments in 2021. Ambius success: 17 awards for innovative designs at the International Plantscape Awards. Protect & Enhance | 2021 Standalone reporting of Workwear from 1 January 2022 Our France Workwear business grew by 1.9% in 2021. There was an average of 3.4% customers closed throughout 2021, this decreased by the end of 2021 was close to zero. 36

Highly successful at capturing value from M&A. Excellent Progress in M&A with 52 Businesses Acquired Cash spend in 2021 of £463.1m* with £450m - £500m H2 guidance M&A in 2021 52 businesses acquired. 48 deals in Pest Control. 4 deals in H&W. Total annualised revenues of £209.1m for businesses acquired in 2021 and EPS*. Actual cash spend in 2021 for current and prior year acquisitions of £463.1m*. Total consideration for acquisitions in 2021 and EPS of £495.5m*. Strong acquisitions pipeline in place. 2022 target spend of around £250m on bolt - on programme. Based on our most recent annual M&A review – the programme continues to deliver revenue and EBITA ahead of our expectations and aggregate returns ahead of our required IRR hurdle rates. *EPS pest control acquisition in December 2020 - revenues were quoted in the 2020 Preliminary results statement, but are included again here for comparability with cash paid in January 2021. 37

Acquisition of Terminix Step - change in local density, significant synergies and attractive financials Compelling industrial and financial logic. Scale = Density • North America is the world’s largest pest control market - our strategic focus • Key focus: Driving local density - 375 locations / 50k customer visits each day • Great fit - Rentokil is a leading brand in commercial pest control. Terminix strength in residential and termite • Increases the Group’s overall exposure to the high quality pest control market – from c.62% to c.75% of Group revenue (as per announcement on 14 December). • Rentokil Initial is a leader in innovation and technology – creating services and products that can be rolled out to Terminix’s customers. • New US innovation centre to be developed. Complementary + Synergies • Strong operational and cultural fit – similar values and service focus • Balance sheet strength to support future growth with global M&A programme and creating further service enhancements through continued investments in people, innovation, digital technologies and sustainability • Attractive synergy potential – annual pre - tax net cost synergies of at least US$150m (£113m) by the third full year post completion • Run rate synergies expected to accumulate c.30%, c.80% and 100% in the first, second and third 12 month periods • Limited integration risk – successful M&A track record Attractive financials • Opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by c.100bps in each of the full three calendar years post completion • Net Debt to EBITDA medium term target of 2.0x to 2.5x maintaining BBB rating • Expected to be mid - teens percent accretive to Rentokil Initial’s EPS in the first full year post completion and, incl. at least $150m of net cost synergies, to exceed the Company’s cost of capital by the third full year following completion. • For the year ended 31 December 2021* , the Combined Group’s FY2021 illustrated revenue would have been US$6.0bn (£4.5bn), with adjusted EBITDA of US$1.3bn (£1.0bn) and Free Cash Flow of US$0.7bn (£0.5bn). 38 * Prepared on same basis as reported in transaction announcement on 13th December 2021. YoY calculations include impact of 2020 restatements as disclosed within the Annual Report and RNS. Based on FY21 financials. FX rate: USD/GBP: 0.7534 . Terminix financials prepared in accordance with US GAAP, Rentokil Initial financials prepared in accordance with IFRS. Adjusted EBITDA based on reported EBITDA adjusted to remove impact of one - off and restructuring charge for comparability. See appendix for chart.

Acquisition of Terminix

Integration planning underway. On track for H2 completion.


On Track
Regulatory
Initial process underway. Expiry of Initial review period in March.
Sale of UK and Norway operations by Terminix
Integration Planning
Mobilisation
Business strategy, continuity and operating model
Functional workstreams
Standalone projects
Finance
Including historical financials to be prepared and to be PCAOB compliant, 2019-2021 audited financials . FCA Circular & Prospectus
SEC
SEC review process and preparation towards listing of ADSs on NYSE
Shareholders
Approval by both sets of shareholders

Good progress on integration planning workstreams.

39

Governance structure in place. Excellent working relationships established between integration planning teams in both companies. Supported by third party expert consultants to supplement RI and Terminix experts. Structured plan in place focused around 15 workstreams including 5 major functions - Operations, Sales and Marketing, Finance, HR and IT. Standalone projects include procurement, fleet and property. All underway and on track. Integration ready to start on Day 1 post - closing. Governance and Planning Positive engagement and development of detailed implementation plans 40

Multiple cost and efficiency synergy levers in plan (examples shown left) with 3Y delivery timescale. c.50% of synergies from back office incl. procurement and c.50% from the network. Run rate synergies expected to accumulate c.30%, c.80% and 100% in the first, second and third 12 month periods. Clear revenue synergy opportunities , not included at this stage. Synergy tracking Significant focus with detailed planning underway Strong start - planning for integration and on track to execute from Day 1. 41

42 Significant Progress in 2021 Strong financial performance and excellent M&A 9.8% growth in Ongoing Revenue to £3,063.5m 18.6% growth in Pest Control, 8.1% Organic Growth. 8.2% growth in Core Hygiene, 7.4% is Organic Growth. 87,000 increase in PestConnect installations 58% growth in PestConnect to c.235,000 units. 65% growth in Lumnia to +260,000. Strong innovation pipeline. 52 acquisitions £146.6m revenues acquired through 52 acquisitions in 26 countries. 48 deals in Pest Control. M&A pipeline is strong and we expect to spend of around £250m in 2022. 19.5% increase in Ongoing Operating Profit to £458.7m 120bps increase in Net Operating Margins on prior year to 15.0%. North America: $1.78bn revenues and 16.7% margin. Adjusted profit before tax £416.5m. £326.5m of Free Cash Flow 107.3% cash conversion on Free Cash Flow of £326.5m. Recommended final dividend of 4.30p per share: full year dividend of 6.39p per share, an increase of 18.1%. Terminix acquisition announced in December Good process with integration planning. On plan. At CER unless otherwise stated

An excellent financial and operational performance in 2021. 3 March 2022 43

Combined Group Illustration for FY 2021 US$m FY 2021 @ 2021 AER RTO Growth TMX Growth Combined Growth Revenue 3,924 5% 2,045 4% 5,969 5% Adjusted EBITDA 909 7% 408 10% 1,317 8% Free Cash Flow 433 6% 217 26% 650 12% 44 Prepared on same basis as reported in transaction announcement on 13th December 2021. YoY calculations include impact of 2020 restatements as disclosed within the Annual Report and RNS. Based on FY21 financials. FX rate: USD/GBP: 0.7534 as at 10th December. Terminix financials prepared in accordance with US GAAP, Rentokil Initial financials prepared in accordance with IFRS. Adjusted EBITDA based on reported EBITDA adjusted to remove impact of one - off and restructuring charge for comparability. The Combined Group’s FY2021 illustrated revenue would have been US$6.0bn (£4.5bn), with adjusted EBITDA of US$1.3bn (£1.0bn) and Free Cash Flow of US$0.7bn (£0.5bn).

4 5 New Category Structure from January 2022 Revenue and profit – 2021 reported and by new category structure 2021 Structure New Structure from 01.01.2022 £2 , 040.2 £730.8 170.2 £2 , 020.0 £555.6 £365.6 £378.3 £170.6 £17.5 £375.8 £141.2 £43.2 Pest Control Hygiene & Wellbeing (*Profit includes Disinfection) Protect & Enhance W o rk w ear REVENUE (£m) PROFIT (£m) Core H y g i e n e* Hygiene & W e llb e in g*

ESG accreditation in 2021

Rentokil Initial

Dow Jones Sustainability Index (DJSI)	4% improvement in our score to 69% (65% 2020 & 2019). DJSI Europe and DJSI World members. The Company is a member of the DJSI Yearbook of leading companies – top 716 companies of the 7,500 participants.
Vigeo Eiris (VE)	3rd out of 103 companies in our sector and 66th in the overall assessment of all 4,963 companies.
Carbon Disclosure Project (CDP)	Improved positioning to C rating (2020: D).
Open Corporation	10th out of their 100 leading companies listing.
Sustainalytics	Low ESG Risk rating maintained.
MSCI	AA ESG rating maintained.
ISS ESG	Prime rating (with a decile rank of 1 indicating a high relative ESG performance) maintained.
FTSE4Good	Member